

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 11, 2010

Mr. Timothy L. Frank
Chief Executive Officer and President
Conn's, Inc.
3295 College Street
Beaumont, Texas 77701

      RE: Conn's, Inc.
               Amendment No. 1 to Form 10-K and Form 10-K for Fiscal Year Ended
               January 31, 2009
               Filed April 12, 2010 and March 25, 2010
               Form 10-Q for Fiscal Quarter Ended April 30, 2010
               Filed May 27, 2010
               File No. 0-50421

Dear Mr. Frank:

      We have completed our review of your filings and do not have any further comments at this time.

                      Sincerely,

                      William Thompson
                      Accounting Branch Chief